Taxus Pharmaceuticals Holdings, Inc.

245-16 Horace Harding Expressway

Little Neck, NY 11362

Phone: (718) 631-1522

January 29, 2015

United Statements Securities and Exchange Commission

Attn: Jeffrey Riedler

Assistant Director

Re:

Comment Letter Dated January 21, 2015 regarding Taxus Pharmaceuticals Holdings, Inc.

Amendment No.1 to the Registration Statement on Form S-1 Filed December 26, 2014

File No. 333-200602

Dear Sir or Madam,

As the Chief Executive Officer of Taxus Pharmaceuticals Holdings, Inc, I am writing to respond to your comment letter dated January 21, 2015 regarding our Amendment No.1 to the Form S-1 Registration Statement filed on December 26, 2014.

Set forth below are our responses to each of your comments:

General

1. Please revise your prospectus cover page to clarify that you have not been approved for listing on the OTCBB and that you may not be successful in your application to list on the OTCBB.

Response:

Per your comment, we have revised the prospectus cover page in Amendment No.2 to the Registration Statement.

Risk Factors

General

2. Please add as your initial risk factor a factor describing your operating losses, including each of the last two fiscal years, the interim period, and your accumulated deficit.

Response:

Per your comment, we have added the initial risk factor in Amendment No.2 to the Registration Statement, as follows:

We have incurred operating losses and have an accumulated deficit and we may not be able to become profitable and our accumulated deficit may continue to increase.

In the years ended June 30, 2014 and June 30, 2013, we have incurred operating losses of $59,146 and $53,873, respectively. For the three months ended September 30, 2014 and September 30, 2013, we have incurred operating losses of $16,263 and $ 2,186, respectively. As of September 30, 2014, we have an accumulated deficit of $108,370.  Since our operating losses have increased for the year ended June 30, 2014 and the three months ended September 30, 2104, compared with the year ended June 30, 2013 and the three months ended September 30, 2013, and our accumulated deficit continues to increase, we may not be able to become profitable for the current and future years and our accumulated deficit may continue to increase.

Our inability to fund our capital expenditure requirements . . ., page 15

3. Please revise the discussion to eliminate the reference to “continued growth” and “continue to capture additional market share.”  In this regard, we note your revenues appear to be decreasing and your losses are increasing.

Response:

Per your comment, we have eliminated the reference to “continued growth” and “continue to capture additional market share” in Amendment No.2 to the Registration Statement.

4. Please expand your disclosure to support your conclusion that based on Mr. Zhang’s resources, you believe that you will be able to fund your operations for approximately the next two years.

Response:

Per your comment, we have expanded the disclosure in Amendment No.2 to the Registration Statement as follows:

Our inability to fund our losses and capital expenditure requirements may adversely affect our business operations.

Our business operations are dependent upon our ability to generate more revenue from our existing business and raise capital from outside sources. We believe that in order to continue our business operations, we will need to raise more capital. In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial position and competitive position. Our ability to obtain acceptable financing at any time may depend on a number of factors, including: our financial condition and results of operations. Our current assets are not sufficient to fund our expenditures. Therefore, we will have to seek additional outside funding. Currently our primary source of outside funding is the support from our officer and shareholder, Jiayue Zhang. Mr. Zhang has entered into an agreement on September 1, 2014, in which he agreed to provide funds for the Company’s operations for the next two years from September 1, 2014 to September 1, 2016. However, even though we have an agreement with Mr. Zhang, there is no assurance that we will be able to receive the financing we need. If Mr. Zhang breaches the agreement, then we may not receive any financing or funds to support our business operations.

5. We note on page 31 that there is no assurance that you will be able to receive financing.  Please expand your disclosure to clarify that Mr. Zhang has no obligation to fund your operations.

Response:

Although Mr. Zhang has an agreement with us that he agrees to provide funds for the Company’s operations for the next two years from September 1, 2014 to September 1, 2016, there is no assurance that he will not breach the agreement. If Mr. Zhang breaches the agreement, then we may not receive any financing to support our business operations.  We have provided such disclosure in the Amendment No.2 to the Registration Statement

Selling Stockholders, page 19

6. Please expand the discussion to state when the selling shareholders acquired their shares and the price at which the shares were acquired.

Response:

Per your comment, we have disclosed in Amendment No.2 to the Registration Statement that the selling stockholders acquired their shares on October 14, 2014 for the price of $0.001 per share.

Common Stock, page 22

7. Please reconcile the number of shares of common stock issued and outstanding with the disclosure in the preceding section.

Response:

Per your comment, we have reconciled the information in Amendment No.2 to the Registration Statement.

Description of the Company

Corporate History, page 29

8. Please expand your disclosure to discuss your corporate history for the past five years including the nature and results of any reorganization or change in control.

Response:

Per your comment, we have expanded the discussion of the corporate history for the past of five years in Amendment No.2 to the Registration Statement.

Main Products and Services, page 29

9. We note that you sell food and operate as an Article 20-C Food Processing Establishment.  Please expand your disclosure to discuss your material operations in addition to the sale of dietary supplements.

Response:

We obtained the Article 20-C Food Processing Establishment License because prior to September 2014, we occasionally made protein shakes (the mixture of protein powder with milk or water) upon the request of the customers who purchased protein powders. It is a convenience that we provided to our customers. However, the revenue from the sales of the protein shake constitutes less than 1% of our revenue. We do not consider protein shakes to be a main product. We consider it a small part of the protein products we sell. Sales of protein shakes were not material to our operations. Starting September 2014, we no longer provide protein shakes to customers and we do not plan to sell protein shakes in future. Our Article 20-C license will expire on August 14, 2015 and we do not intend to renew it. We have provided such disclosure in the Amendment No.2 to the Registration Statement.

10. Please identify your principal products or product groups and the revenue derived from each of your principal products or product groups.

Response:

Per your comment, we have made the following disclosure in Amendment No.2 to the Registration Statement, as follows:

We sell a variety of dietary supplement products such as vitamins, minerals, calcium, fibers, and proteins, etc. Prior to September 2014, we occasionally made protein shakes (the mixture of protein powder with milk or water) upon the request of the customers who purchased protein powder. However, the revenue from the sales of protein shakes constitutes less than 1% of our revenue. It was a convenience we provided to our customers. We do not consider protein shakes to be a main product. We considered it a small part of the protein powder product we sold. Sales of the protein shakes were not material to our operations. Starting September 2014, we no longer sell protein shakes and we do not plan to sell protein shakes in future.

Among the dietary supplement products we sell, the sales of protein powder represent approximately 50% of our sales revenue. The revenue from the sales of protein powders was approximately $74,500 for the year ended June 30, 2014 and $68,000 for the year ended June 30, 2013

In addition to protein powder, we also sell multivitamins, calcium, minerals and fibers. However, none of these product types represent more than 5% of our total sales.

11. If material, please discuss the amount of your business derived from mail order and internet sales, respectively.

Response:

We do not derive any revenue from mail order and internet sales. We have disclosed this information in Amendment No.2 to the Registration Statement.

Suppliers, page 29

12. Please identify any material suppliers other than dietary supplement products wholesalers.

Response:

We don’t have any material suppliers other than dietary supplement products wholesalers. We have disclosed this information in Amendment No.2 to the Registration Statement.

Our Competitors, page 29

13. Please expand your disclosure to discuss the competitive conditions in your marketplace for dietary supplements and the other products you sell.  In this regard, please discuss small retail stores such as yourself and larger national stores that sell dietary supplements such as pharmacies and grocery stores.

Response:

Per your comment, we have expanded our disclosure of this information in Amendment No.2 to the Registration Statement, as follows:

According to our own internal research, the dietary supplement industry is very competitive and highly fragmented. Our Company will need to compete against many other companies. Bigger companies and established companies have more recognition in the market and have more funds to invest for promotion and marketing. These competitors may be able to attract and retain a larger number of talent, which would negatively affect our business. Included in the dietary supplements retail industry in the United States are drugstores, specialty retailers, multi-level marketing companies, supermarkets, on-line entities, mass merchandisers, and a variety of other smaller participants. We compete for sales with all these participants. We compete for customers and revenue primarily on the basis of store location, merchandise selection, and services. We believe that the continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, some of our larger competitors may enjoy competitive advantages, such as greater financial and other resources; larger variety of products; more extensive and advanced supply chain management systems; greater pricing flexibility; larger economies of scale and purchasing power; more extensive advertising and marketing efforts; greater knowledge of local market conditions; stronger brand recognition; and larger sales and distribution networks. As a result, we may be unable to offer products more desirable than those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

14. Please expand the discussion to discuss the principal methods of competition in your market and the positive and negative factors pertaining to your competitive position.

 Response:

Per your comment, we have expanded our discussion in Amendment No.2 to the Registration Statement as follows (We consolidate our response to your Comment No. 13 and Comment No.14 into one paragraph):

According to our own internal research, the dietary supplement industry is very competitive and highly fragmented. Our Company will need to compete against many other companies. Bigger companies and established companies have more recognition in the market will have more funds to invest for promotion and marketing. These competitors may be able to attract and retain a larger number of talent, which would negatively affect our business. Included in the dietary supplements retail industry in the United States are drugstores, specialty retailers, multi-level marketing companies, supermarkets, on-line entities, mass merchandisers, and a variety of other smaller participants. We compete for sales with all these participants. We compete for customers and revenue primarily on the basis of store location, merchandise selection, and services. We believe that the continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, some of our larger competitors may enjoy competitive advantages, such Greater financial and other resources; Larger variety of products; More extensive and advanced supply chain management systems; Greater pricing flexibility; Larger economies of scale and purchasing power; More extensive advertising and marketing efforts; Greater knowledge of local market conditions; Stronger brand recognition; and Larger sales and distribution networks. As a result, we may be unable to offer products more desirable than those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

Leased Properties, page 29

15. Please file your lease as an exhibit.

Response:

 Per your comment, we have filed it as an exhibit to Amendment No.2 to the Registration Statement.

Employees, page 30

16. Please explain why you do not have any employees.  Additionally, please discuss your ability to operate your business without employees.  Also, please revise the discussion of your business as necessary to describe your actual current business operations.  We may have additional comments.

Response:

Per your comment, we have made the following disclosure in  Amendment No.2 to the Registration Statement:

Currently we have not hired a full time employee to serve as store manager. We are still searching for a candidate to fill this position. On August 10, 2014, we entered into a consultant agreement with Kathy Chow to hire Ms. Chow to serve as a full time store manager. Ms. Chow agreed to provide the services as store manager on an independent contractor basis for 12 months from August 10, 2014 to  August 10, 2015 and renewable on a month-to-month basis till we hire a full time employee to serve as store manager. Ms. Chow is paid $5,000 per month. The scope of services she provides includes: participate in learning and development activities (product education) in order to provide optimal customer service; maintain a professional and courteous relationship with customers; create a positive work environment; understand, support and achieve established sales goals and objectives; perform regular maintenance; clean shelves, backrooms, windows and floor; assist in unloading stock, stocking shelves, checking products against invoice, sorting and distributing stock, pricing merchandise, cleaning fixtures and displaying product; perform category maintenance by rotating products; identify damaged and expired products; operates the cash register and execute customer transactions efficiently; fully understands register functions, and can balance the cash register and makes and verifies bank deposits.

Although Ms. Chow is a not an employee, she provides the services similar to employee. Therefore, she contributes significantly to our business operations.  However, our agreement with Ms. Chow is an independent contractor agreement and is on temporary basis. The agreement expires on August 10, 2015 and is renewable on month to month basis afterwards. If we are unable to hire a full time store manager and Mr. Chow leaves us, we might not be able to continue our business operations.

17. Please expand your disclosure to explain the services provided to you under the consulting agreement and file the agreement as an exhibit.

Response:

Per your comment, we filed the agreement as an exhibit to Amendment No.2 to the Registration Statement.

On August 10, 2014, we entered into a consultant agreement with Kathy Chow to hire Ms. Chow to serve as a full time store manager. Ms. Chow agreed to provide the services as store manager on independent contractor basis for 12 months from August 10, 2014 to  August 10, 2015 and renewable on month to month basis until we hire a full time employee to serve as store manager. Ms. Chow is paid $5,000 per month. The scope of services she provides includes: participate in learning and development activities (product education) in order to provide optimal customer service; maintain a professional and courteous relationship with customers; create a positive work environment; understand, support and achieve established sales goals and objectives; perform regular maintenance; clean shelves, backrooms, windows and floors; assist in unloading stock, stocking shelves, checking products against invoices, sorting and distributing stock, pricing merchandise, cleaning fixtures and displaying products; perform category maintenance by rotating products; identify damaged and expired products; operate the cash register and execute customer transactions efficiently; responsible for all register functions and adheres to and follows up on the bank deposit process.

Plan of Operations, page 31

18. Please expand your disclosure to state when you anticipate opening these additional stores, and the number of new stores that you plan to open.  Additionally, please explain, if true, that you have not made any plans to raise the funds necessary to expand your operations.

Response:

Per your comment, we have expanded the disclosure in Amendment No.2 to the Registration Statement as follows:

The Company has not been able to develop a time frame on when it can find the suitable new locations. In addition, the Company has not made any plans to raise the funds necessary to expand its operations at this time. Therefore, there is the possibility that the Company may not be able to open any new stores at all if the Company cannot find the suitable new locations and cannot raise the necessary funds for the business expansion.

Revenues, page 33

19. We note that your revenues increased by $10,126 between the years ended June 30, 2014 and June 30, 2013 primarily due to the increase in sales of dietary supplements.  We also note your cost of revenue increased by $16,071 in the same period due to the increase in the costs of dietary supplements.  Please expand your disclosure to discuss any trends that you reasonably expect will have a material impact on income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, please disclose this change.

Response:

Per your comment, we have expanded the disclosure in Amendment No.2 to the Registration Statement as follows:

In the years ended June 30, 2014 and June 30, 2013, we have seen that the wholesale prices of the items that we regularly purchase, including protein powder, multivitamins and other dietary supplements, have been steadily increasing. Meanwhile, the retail price of our products has not been increasing as fast as the wholesale prices. This trend will have a material adverse impact on our operations because the higher increases in the wholesale prices will increase our cost of revenues and reduce our gross profits until sufficient price increases can be implemented.

Liquidity and Capital Resources, page 33

20. Please disclose how long you expect your business operations to continue with your current amount of cash and cash equivalents. If you expect that your business operations cannot continue for twelve months given your current cash and cash equivalents, please disclose the amount of additional financing necessary to continue operations for twelve months.

Response:

Per your comment, we have made the following disclosure in Amendment No.2 to the Registration Statement:

The Company estimates the need for approximately $100,000 of additional funding during the next 12 months to continue its business operations. Our current amount of cash and cash equivalents will not be sufficient to support the business operations. Currently we have to rely to our sole director and officer, Jiayue Zhang. to provide additional funds to support our business operations. Although we have an agreement with Mr. Zhang that he will continue to provide funds to support our business operations for the next two years from September 1, 2014 to September 1, 2016, if he breaches such agreement and does not provide the funds to us, we will have no other sources of funds. We do not currently have any specific plans to raise such additional financing at this time and there is no assurance that we will be successful in completing any such financings. If no additional financing is raised, we plan to obtain shareholder loans to meet our cash requirements. However, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us. We may not raise sufficient funds to fully carry out our business plan.

21. We note that your retail store has incurred a net loss for the prior two years.  Please discuss any additional funds that you would require to operate additional stores.

Response:

Per your comment, we have made the following disclosure in Amendment No.2 to the Registration Statement:

The Company estimates the need for approximately $100,000 of additional funding during the next 12 months to continue its business operations. Our current amount of cash and cash equivalents will not be sufficient to support the business operations. Currently we have to rely to our sole director and officer, Jiayue Zhang, to provide additional funds to support our business operations. Although we have an agreement with Mr. Zhang that he will continue to provide funds to support our business operations for the next two years from September 1, 2014 to September 1, 2016, if he breaches such agreement and does not provide the funds to us, we will have no other sources of funds. We do not currently have any specific plans to raise such additional financing at this time and there is no assurance that we will be successful in completing any such financings. If no additional financing is raised, we plan to obtain shareholder loans to meet our cash requirements. However, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us. We may not raise sufficient funds to fully carry out our business plan.

Liquidity and Capital Resources, page 35

22. We note that you plan to meet your ongoing cash requirements by retaining income as well as through equity or debt financing.  Please clarify that you are operating at a loss and that your revenue is insufficient to meet your ongoing cash requirements.

Response:

Per your comment, we have made the following disclosure in Amendment No.2 to the Registration Statement:

Currently we are operating at loss and our current amount of cash and cash equivalents will not be sufficient to support the continuing business operations. Currently we have to rely to our sole director and officer, Jiayue Zhang, to provide additional funds to support our business operations. Although we have an agreement with Mr. Zhang that he will continue to provide funds to support our business operations for the next two years from September 1, 2014 to September 1, 2016, if he breaches such agreement and does not provide the funds to us, we will have no other sources of funds.

23. We note that you plan to accrue sufficient capital reserves to finance all of your productions independently.  Please expand your disclosure to identify your productions and explain how you are currently financing your productions.

Response:

We have deleted such statement in Amendment No.2 to the Registration Statement because we are not producing any products.

Directors and Executive Officers, page 37

24. Please revise your disclosure throughout your prospectus to clarify that you only have one director and one executive officer.  In this regard, we note that you refer to your “directors” and “officers.”

Response:

Per your comment, we have amended Amendment No.2 to the Registration Statement

25. If true, please clarify that Mr. Zhang does not have an employment agreement with the company.

 Response:

We have disclosed in Amendment No.2 to the Registration Statement that Mr. Jiayue Zhang does not have any employment agreement with the Company.

26. Please expand the discussion in this section to identify the consultant referred to in your “Employees” section and provide the information requested by Items 401(c) and (e) of Regulation S-K.

Response:

Per your comment, we have provided the disclosure in Amendment No.2 to the Registration Statement requested by Items 401(c) and (e) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

27. We note on page 15 that your primary source of outside funding is the support from Mr. Zhang.  Please expand your disclosure to discuss the funding provided by Mr. Zhang to the company as required by Item 404 of Regulation S-K.

Response:

Per your comment, we have provided the disclosure in Amendment No.2 to the Registration Statement requested by Items 404 of Regulation S-K.

Other Comments

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We have not had any written communications with any potential investors.

If you have any question or comment, please feel free to contact our US legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq, 140-75 Ash Avenue, Suite 2D, Flushing, NY 1355, Phone: 212-219-7783, Fax: 212-219-3604, Email: man.yam@bernardyam.com.

We greatly appreciate your assistance.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Taxus Pharmaceuticals Holdings, Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Truly yours

/s/Jiayue Zhang

Chief Executive Officer